EXHIBIT 12  CIGNA Corporation Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)	Three Months Ended March 31,
	2011	2010
Income before income taxes	$600	$422
Adjustments:
Income from equity investee	(6)	(5)
Income attributable to noncontrolling interest	(1)	(1)
INCOME BEFORE INCOME TAXES, AS ADJUSTED	$593	$416
Fixed charges included in income:
Interest expense	$44	$43
Interest portion of rental expense	11	11
	55	54
Interest credited to contractholders	1	1
	$56	$55
INCOME AVAILABLE FOR FIXED CHARGES (INCLUDING INTEREST CREDITED TO CONTRACTHOLDERS)	$649	$471
INCOME AVAILABLE FOR FIXED CHARGES (EXCLUDING INTEREST CREDITED TO CONTRACTHOLDERS)	$648	$470
Ratio of earnings to fixed charges:
Including interest credited to contractholders	11.6	8.6
Supplemental ratio:
Excluding interest credited to contractholders	11.8	8.7